PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED

OCTOBER 31, 2005

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company disclosed that its auditors have not reviewed the unaudited financial statements for the period ended October 31, 2005

PACIFIC BOOKER MINERALS INC.

BALANCE SHEETS

(Unaudited - Prepared by Management)

	October 31, 2005	January 31, 2005

ASSETS
Current
Cash and cash equivalents	$ 181,283	$ 443,754
Receivables	18,907	107,731
Exploration advances	225,000	225,000
Prepaids and deposits	15,807	5,543

	440,997	782,028

Mineral property interests	5,878,500	5,698,500
Deferred exploration costs	13,235,356	12,373,828
Property and equipment	37,166	18,223
Reclamation deposits	118,600	72,500

	$ 19,710,619	$ 18,945,079

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 275,285	$ 222,249
Amounts owing to related parties	25,246	15,953
Current portion of long term liabilities	-	1,000,000

	300,531	1,238,202
Long term liabilities	1,500,000	1,500,000

	1,800,531	2,738,202

Shareholders’ equity
Capital stock	21,400,304	20,274,104
Share subscriptions received	1,575,600	574,775
Contributed surplus	522,300	212,914
Deficit	(5,588,116)	(4,854,916)

	17,910,088	16,206,877

	$ 19,710,619	$ 18,945,079

On behalf of the Board:

“Gregory R. Anderson”	“Michael F.K. Mews”
Gregory R. Anderson, CEO/Director	Michael F. K. Mews, CFO/Director

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Prepared by Management)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004

ADMINISTRATION EXPENSES
Amortization	$ 3,388	$ 968	$ 5,385	$ 2,902
Consulting fees	14,338	11,312	64,596	30,417
Filing and transfer agent fees	964	4,519	21,933	38,322
Foreign exchange loss (gain)	8,814	557	22,583	(39,264)
Investor relations fees	43,701	28,000	116,765	76,823
Office and miscellaneous	16,789	2,149	36,528	12,633
Office rent	14,056	14,234	43,619	43,195
Professional fees	11,950	20,540	51,587	65,908
Salaries and benefits	1,059	138	11,501	692
Shareholder information and promotion	4,486	5,951	19,352	16,019
Stock-based compensation	108,835	-	309,386	-
Telephone	4,465	2,651	11,432	9,369
Travel	8,836	5,142	28,558	33,676

Loss before other income	241,681	96,161	743,225	290,692

Interest income	(6,032)	(75)	(10,025)	(4,437)

Loss for the period	235,649	96,086	733,200	286,255

Deficit, beginning of period	5,352,467	4,142,326	4,854,916	3,952,157

Deficit, end of period	$ 5,588,116	$ 4,238,412	$ 5,588,116	$ 4,238,412

Loss per share	$ 0.04	$ 0.02	$ 0.12	$ 0.05

Weighted average number of common shares outstanding	6,281,789	5,866,297	6,238,833	5,636,224

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (235,649)	$ (96,086)	$ (733,200)	$ (286,255)
Item not affecting cash:
Amortization	3,388	968	5,385	2,902
Stock-based compensation	108,835	-	309,386	-
Changes in non-working capital items:
(Increase) decrease in receivable	102,054	8,860	88,824	172,402
(Increase) decrease in prepaids and deposits	12,517	(7,385)	(10,264)	(6,106)
Increase (decrease) in accounts payable and accrued liabilities	(39,743)	(64,741)	53,036	29,630
Increase (decrease) in accounts payable to related parties	(20,525)	(8,399)	9,293	(54,481)

Net cash provided by (used in) operating activities	(69,123)	(166,783)	(277,540)	(141,908)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and deferred exploration costs (net of recovery)	(254,744)	(201,567)	(859,968)	(1,651,290)
Exploration advances	-	46,000	-	25,000
Reclamation deposits	(46,100)	-	(46,100)	-
Capital assets additions	(15,593)	-	(25,888)	-

Net cash used in investing activities	(316,437)	(155,567)	(931,956)	(1,626,290)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock	-	330,000	371,425	1,799,600
Share subscriptions	1,184,800	-	1,575,600	-
Due to related parties	-	4,100	-	(32,600)
Obligations under long term debt	(1,000,000)	-	(1,000,000)
Obligations under capital leases	-	-	-	(588)

Net cash provided by financing activities	184,800	334,100	947,025	1,766,412

Change in cash and cash equivalents during the period	(200,760)	11,750	(262,471)	(1,786)

Cash and cash equivalents, beginning of period	382,043	6,892	443,754	20,428

Cash and cash equivalents, end of period	$ 181,283	$ 18,642	$ 181,283	$ 18,642

Supplemental disclosures with respect to cash flows (Note 9)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2005

1.	BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Pacific Booker Minerals Inc. (the “Company”).

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual report.  In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties.  The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage

These financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs.  In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet is obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

	October 31, 2005	January 31, 2005

Deficit	$ (5,588,116)	$ (4,854,916)
Working capital (deficiency)	140,466	(456,174)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2005

2.	SIGNIFICANT ACCOUNTING POLICIES

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost.  The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost.  All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment.  If a mineral property interest is abandoned, the mineral property interests and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the mineral property interest.  Management’s determination for the impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued;  ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future; or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work.  As at October 31, 2005, management believes that no impairment relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests is based on cash paid and the assigned value of share consideration issued for mineral property interest acquisitions and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Cost recoveries consist of mining tax credits from the Province of British Columbia.  Claims for tax credits are accrued upon the Company attaining reasonable assurance of collection from the Canada Revenue Agency and from the Province of British Columbia.  As at October 31, 2005 and January 31, 2005, cost recoveries related solely to the Morrison claims and are recorded as a cost recovery of deferred exploration costs.

Asset retirement obligation

CICA Handbook Section 3110 “Asset Retirement Obligations” is effective for years beginning on or after January 1, 2004.  This standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset.  A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset.  The Company has determined that there are no asset retirement obligations at October 31, 2005.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2005

2.	SIGNIFICANT ACCOUNTING POLICIES

Stock-based compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange (“TSX-V”).  Effective February 1, 2002, the Company adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“Section 3870”), which recommends a fair value-based methodology for measuring compensation costs.  Section 3870 also permitted, and the Company adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

During the year ended January 31, 2004, the Company adopted, on a prospective basis, the fair value-based method of accounting for all stock-based compensation.

Comparative figures

Certain of the prior periods’ comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.

3.	LOSS PER SHARE

Loss per share is calculated using the weighted average number of shares outstanding during the period.

4.	MINERAL PROPERTY INTERESTS

		Balance		Balance
		January 31,		October 31,
		2005	Additions	2005
Canada
	Hearne Hill claims	$ 1,046,000	$ -	$ 1,046,000
	Morrison claims	4,652,500	180,000	4,832,500

		$ 5,698,500	$ 180,000	$ 5,878,500

In April 2005, the Company issued 45,000 common shares at a value of $180,000, to acquire an option for a 100% interest (subject to 1.5% NSR) in additional claims in the Omineca District of B.C.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2005

4.	MINERAL PROPERTY INTERESTS (cont’d...)

Morrison claims

During the year ended January 31, 2005, the Company acquired the remaining 50% interest in the Morrison claims. In order to obtain the remaining 50% interest, the Company agreed to:

i)

pay $1,000,000 to Noranda Mining and Exploration Inc. ("Noranda") (paid), issue 250,000 common shares to Noranda (issued) and issue 250,000 share purchase warrants to Noranda exercisable at $4.05 per share until June 5, 2006 (issued);

	ii)	pay $1,000,000 to Noranda on or before October 19, 2005 (paid);

	iii)	pay $1,500,000 to Noranda on or before April 19, 2007 (accrued); and

	iv)	issue 250,000 common shares to Noranda on or before commencement of commercial production as defined in the agreement.

In the event the trading price of the Company’s common shares is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

To ensure that Noranda will receive full payment for the mineral claims, the Company has agreed to execute a re-transfer of its 100% interest to Noranda if the Company fails to comply with the terms of the agreement.  This transfer will be held by a mutually acceptable third party.

5.	DEFERRED EXPLORATION COSTS

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004

Hearne Hill claims
Geological and geophysical	$ -	$ -	$ -	$ 500
Subcontracts and labour	-	11,090	-	20,920
Travel	-	10	-	38
Staking/Recording	990	840	990	840
Amortization	64	91	193	275

	1,054	12,031	1,183	22,573

continued

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2005

5.	DEFERRED EXPLORATION COSTS (cont’d...)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004

Morrison claims
Exploration
Geological and geophysical	7,408	-	7,408	3
Camp and general	25,186	3,139	58,233	14,802
Subcontracts and labour	29,645	395	49,057	30,099
Assay	-	-	222	-
Travel	5,204	4	11,216	6,287
Staking/Recording	1,011	-	1,011	-
Amortization	456	651	1,367	1,953
Community Consultation
Geological and geophysical	204	38	211	106
Supplies and general	-	138	133	523
Subcontracts and labour	8,781	12,121	16,907	42,926
Travel	-	575	173	3,469
Promotion/Education	-	-	-	448
Environmental
Geological and geophysical	1,080	56,704	21,759	124,116
Supplies and general	391	22,091	4,884	31,933
Subcontracts and labour	21,136	23,849	43,025	51,376
Assay	615	5,212	8,722	28,766
Travel	416	2,498	1,450	5,840
Geotechnical/Hydrological
Geological and geophysical	-	5,662	16,908	12,182
Supplies and general	578	3,584	2,044	4,534
Subcontracts and labour	2,002	12,228	4,488	19,324
Assay	-	-	2,179	2,527
Travel	-	1,557	53	1,845
Metallurgical
Geological and geophysical	53,609	-	133,623	-
Scoping/Feasibility study
Geological and geophysical	70,697	23,963	120,162	219,915
Drilling	-	-	173,338	-
Supplies and general	798	61	49,192	2,841
Subcontracts and labour	26,644	15,981	120,626	47,882
Assay	-	-	6,502	-
Travel	591	138	7,694	3,135

	256,452	190,589	862,587	656,832

continued

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2005

5.	DEFERRED EXPLORATION COSTS (cont’d...)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004

Total costs for the period	257,506	202,620	863,770	679,405

Cost recovery adjustment	(2,242)	-	(2,242)	(5,086)

Net costs for the period	255,264	202,620	861,528	674,319

Balance, beginning of period	12,980,092	12,061,434	12,373,828	11,589,735

Balance, end of period	$ 13,235,356	$ 12,264,054	$ 13,235,356	$ 12,264,054

6.	LONG TERM LIABILITIES

	October 31,	January 31,
	2005	2005

Due to Noranda, non-interest bearing, secured by title to related mineral property interest and payable in the following installments:  $1,000,000 by October 19, 2005(paid) and $1,500,000 by April 19, 2007

	$ 1,500,000	$ 2,500,000

Current portion of long term liabilities	-	(1,000,000)

Long term liabilities	$ 1,500,000	$ 1,500,000

7.	CAPITAL STOCK

(a)

In March 2005, the Company issued 228,000 units for total proceeds of $946,200 of which $574,775 was received prior to January 31, 2005.  Each unit is comprised of one common share and one share purchase warrant.  Each share purchase warrant will entitle the holder to purchase an additional common share at a price of $4.15 per share on or before March 11, 2007.

(b)

In April 2005, the Company issued 45,000 common shares at a fair market value $4.00 per share for a total value of $180,000, in relation to an agreement to acquire an option for a 100% interest in additional claims in the Omineca District of B.C.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2005

7.	CAPITAL STOCK (cont’d...)

Stock options

On October 4, 2005, the Company granted 635,000 stock options at an exercise price of $4.00 for a period of five years.

On October 13, 2004, the Company granted 676,000 stock options at an exercise price of $3.87 for a period of five years.

The following stock options were outstanding and exercisable at October 31, 2005:

Number of Shares	Exercise Price	Expiry Date

300,000	$ 5.00	July 2, 2007
300,000	$ 3.87	October 13, 2009
635,000	$ 4.00	October 4, 2010

Warrants

The following share purchase warrants were outstanding and exercisable at October 31, 2005:

Number of Warrants	Exercise Price	Expiry Date

300,000	$ 4.30	February 27, 2006
23,000	$ 4.50	April 22, 2006
250,000	$ 4.05	June 5, 2006
115,000	$ 4.05	July 9, 2006
82,500	$ 4.25	October 12, 2006
77,030	$ 4.15	January 7, 2007
228,000	$ 4.15	March 11, 2007

8.	RELATED PARTY TRANSACTIONS

For the nine month period ended October 31, 2005:

a)

The Company paid $6,000 (2004 - $38,000) to a director for services which have been capitalized to subcontracts on the Morrison/Hearne Hill claims.  In addition, the Company paid $17,200 (2004 - $18,800) to this director for general consulting services in relation to activities not related to exploration.

	b)	The Company paid or accrued $58,500 (2004 - $58,500) to a director for investor relations activities.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2005

8.	RELATED PARTY TRANSACTIONS (cont’d...)

c)

The Company paid $13,000 (2004 - $35,800) to a company controlled by a common director for engineering consulting which was capitalized to subcontracts on the Morrison/Hearne Hill claims.  In addition, the Company paid $12,800 (2004 - $6,000) to this company controlled by a common director for consulting services in relation to activities not related to exploration.

d)	The Company paid $3,800 (2004 - $16,300) to an accounting firm in which a partner was a director of the Company.

e)

The Company paid or accrued $22,750 (2004 - $ nil) to a director for services which have been capitalized to subcontracts on the Morrison/Hearne Hill claims.  In addition, the Company paid $1,375 (2004 - $ nil) to this director for general consulting services in relation to activities not related to exploration.

f)	The Company paid or accrued $23,862 (2004 - $ nil) to a director for investor relations activities.

g)

The Company paid or accrued $2,400 (2004 - $ nil) to a director for services which have been capitalized to subcontracts on the Morrison/Hearne Hill claims.  In addition, the Company paid or accrued $17,520 (2004 - $ nil) to this director for general consulting services in relation to activities not related to exploration.

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the nine month period ended October 31, 2005 were as follows:

a)	The Company completed a private placement of 228,000 units for total proceeds of $946,200, of which $574,775 was received prior to January 31, 2005.

b)	The Company issued 45,000 common shares for a total value of $180,000 for mineral property interests acquisition costs.

c)	The Company recorded $1,560 of amortization expense on property and equipment as deferred exploration costs.

The significant non-cash transactions for the nine month period ended October 31, 2004 were as follows:

a)	The Company completed a private placement of 300,000 units for total proceeds of $1,155,000, of which $275,400 was received prior to January 31, 2004.

b)	The Company issued 250,000 common shares, in respect of the Company’s Morrison property agreement , at a value of $1,012,500.

c)	The Company recorded $2,500,000 of acquisition costs as mineral property interests with a corresponding amount recorded as long term liabilities.

d)	The Company recorded $2,228 of amortization expense on property and equipment as deferred exploration costs.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2005

10.	SEGMENTED INFORMATION

All of the Company’s operations are in the resource sector. The Company operates in Canada and the loss from operations for the current periods relate 100% to Canada.

11.	SUBSEQUENT EVENTS

The Company has not granted any options subsequent to the end of the period.  The Company has issued 520,450 common shares and warrants valid to December 2, 2007 on the closing of the private placement announced October 4, 2005 and amended November 22, 2005.

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These interim financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these interim financial statements from principles, practices and methods accepted in the United States ("United States GAAP") are described and quantified below.

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

October 31, 2005	January 31, 2005

	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 440,997	$ -	$ 440,997	$ 782,028	$ -	$ 782,028
Mineral property interests	5,878,500	(5,878,500)	-	5,698,500	(5,698,500)	-
Deferred exploration costs	13,235,356	(13,235,356)	-	12,373,828	(12,373,828)	-
Property and equipment	37,166	-	37,166	18,223	-	18,223
Reclamation deposits	118,600	-	118,600	72,500	-	72,500

	$ 19,710,619	$ (19,113,856)	$ 596,763	$ 18,945,079	$ (18,072,328)	$ 872,751

Current liabilities	$ 300,531	$ -	$ 300,531	$ 1,238,202	$ -	$ 1,238,202
Long term liabilities	1,500,000	-	1,500,000	1,500,000	-	1,500,000
Shareholders’ equity (deficiency)	17,910,088	(19,113,856)	(1,203,768)	16,206,877	(18,072,328)	(1,865,451)

	$ 19,710,619	$ (19,113,856)	$ 596,763	$ 18,945,079	$ (18,072,328)	$ 872,751

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2005

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004

Loss for the period, Canadian GAAP	$ (235,649)	$ (96,086)	$ (733,200)	$ (286,255)
Adjustments:
Mineral property interests	-	-	(180,000)	(4,512,500)
Deferred exploration costs	(255,264)	(202,620)	(861,528)	(674,319)
Contributed executive services	(9,750)	(9,750)	(29,250)	(28,750)

Loss for the period, United States GAAP	$ (500,663)	$ (308,456)	$ (1,803,978)	$ (5,501,824)

Basic and diluted loss per common share, United States GAAP	$ (0.08)	$ (0.05)	$ (0.29)	$ (0.98)

Weighted average number of common shares outstanding, United States GAAP	6,281,789	5,666,650	6,238,833	5,636,224

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2005

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004

Cash flows provided by operating activities, Canadian GAAP	$ (69,123)	$ (166,783)	$ (277,540)	$ (141,908)
Amortization	520	742	1,560	2,228
Mineral property interests and deferred exploration costs (net of recovery)	(255,264)	(156,620)	(861,528)	(1,649,319)
Exploration advances	-	311	-	20,801

Cash flows used in operating activities, United States GAAP	(323,867)	(322,350)	(1,137,508)	(1,768,198)

Cash flows used in investing activities, Canadian GAAP	(316,437)	(155,567)	(931,956)	(1,626,290)
Mineral property interests and deferred exploration costs (net of recovery)	254,744	201,567	859,968	1,651,290
Exploration advances	-	(46,000)	-	(25,000)

Cash flows provided by investing activities, United States GAAP	(61,693)	-	(71,988)	-

Cash flows provided by financing activities, Canadian GAAP and United States GAAP	184,800	334,100	947,025	1,766,412

Change in cash and cash equivalents during the period	(200,760)	11,750	(262,471)	(1,786)

Cash and cash equivalents, beginning of period	382,043	6,892	443,754	20,428

Cash and cash equivalents, end of period	$ 181,283	$ 18,642	$ 181,283	$ 18,642

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2005

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value.  Under United States GAAP, mineral property interests and deferred exploration costs are expensed as incurred.  Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs.  Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.  Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced.  Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under United States GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability, if a premium is paid by investors, or as an asset if investors are purchasing the shares at a discount.  The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the year ended January 31, 2005, the Company issued flow-through shares for total proceeds of $25,024.  As the market price of the Company’s stock equalled the fair value of the flow-through shares issued, no asset or liability was recorded.

Stock-based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) encourages, but does not require, companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”).  Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Effective February 1, 2003, the Company elected to follow the fair value method of accounting for stock-based compensation.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2005

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Stock-based compensation (cont’d...)

Under Canadian GAAP, the Company accounts for stock-based compensation as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the three and nine month periods ended October 31, 2005 and 2004.

Asset retirement obligations

Under United States GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.  The Company has determined that there are no asset retirement obligations as at October 31, 2005 and January 31, 2005.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at January 31, 2004.  As described in Note 2, the Company has determined that there were no asset retirement obligations as at October 31, 2005 and January 31, 2005.

Contributed executive services

Pursuant to SAB Topic 1:B(1) and the last paragraph of SAB 5:T, the Company is required to report all costs of conducting its business.  Accordingly, the Company has recorded the fair value of contributed executive services provided to the Company at no cost as compensation expense, with a corresponding increase to contributed surplus, in the amount of $19,500 and $19,000 for the Nine Months ended October 31, 2005 and 2004, respectively.

New accounting pronouncements

In December 2004, Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2005

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

New accounting pronouncements (cont’d...)

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”).  SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i)

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

ii)

Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

iii)

Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv)

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value,  classifying an award as equity or as a liability and attributing compensation cost to reporting periods.  SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services” (“EITF 96-18”).  SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.  Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005.  Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005.  For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

The adoption of these new pronouncements are not expected to have a material effect on the Company's financial position or results of operations.